ANZ SECURITIES, INC.

(An Indirect Wholly Owned Subsidiary of
ANZ Group Holdings Limited)

Statement of Financial Condition

September 30, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
ANZ Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ANZ Securities, Inc. (the Company) as of September 30, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1994.

New York, New York
November 17, 2023


ANZ SECURITIES, INC.
(An Indirect Wholly Owned Subsidiary of
ANZ Group Holdings Limited)

Statement of Financial Condition

September 30, 2023


	Note		
Assets			
Cash and cash equivalents	3, 11	$	1,884,104
Securities owned, at fair value	4		40,570,780
Fails to deliver	5, 11		11,912,664
Private placement and underwriting fees receivable	11		2,826,747
Current tax asset	8		294,391
Deferred tax assets	8		25,299
Total assets			57,513,985
Liabilities and Stockholder's Equity			
Liabilities:			
Fails to receive	5, 11		11,912,664
Accounts payable and accrued expenses			415,526
Total liabilities			12,328,190
Commitments and contingent liabilities	9		
Stockholder's equity:			
Common stock - authorized, issued, and outstanding, 200 shares with no par value			-
Additional paid-in capital			548,487
Retained earnings			44,637,308
Total stockholder's equity			45,185,795
Total liabilities and stockholder's equity		$	57,513,985

See accompanying notes to statement of financial condition.

(1)   Organization

ANZ Securities, Inc. (the Company) is a wholly owned subsidiary of ANZ Funds Pty Limited (the Parent), which, in turn, is a wholly owned subsidiary of Australia and New Zealand Banking Group Limited (the Parent Bank) under the umbrella of ANZ Group Holdings Limited (the Ultimate Parent).

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), as well as the Securities Investor Protection Corporation (SIPC).

The Company participates in the underwriting of fixed income securities as a Selling Group Member, Manager, or Co-Manager. The Company is a placement agent in the Regulation D private placement of securities on a "best-efforts" basis.

Further, the Company is a dealer in Australian, New Zealand, and Asian fixed income securities and acts as an agent for the Parent Bank, liaising between U.S. customers and the Parent Bank. The Parent Bank performs execution, clearing, and settlement services for the transactions where the Company acts as its agent.

(2)   Basis of Preparation

(a)   *Basis of Presentation*

The Company maintains its financial records in United States dollars. These financial statements are prepared under U.S. generally accepted accounting principles (GAAP).

In addition to specific operating expenses incurred by the Company directly, certain management and other costs are incurred in common for ANZ Banking Group Limited and its affiliates. The Company is allocated a share of these costs based on established methodologies for each type of expense. Conversely, the Company provides services to the Parent Bank, the costs for which are reimbursed under established methodologies. Due to the level of interaction with affiliates, the Company's results from operations may not necessarily be indicative of results that would have existed had the Company operated on standalone basis.

(b)   *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

(c)   *Fair value of financial instruments*

All of the Company's financial instruments are carried at fair value or amounts that are approximate fair value given their short term nature. Asset and liabilities recorded at contractual amounts that approximate fair value include Fails to deliver and Fails to receive, Private placements and underwriting fees receivables, and Other assets and Accounts payable and accrued expenses.

Significant Accounting Policies and Notes

(3) Cash and Cash Equivalents

The Company considers investments in and all highly liquid investments with an original maturity of 90 days or less at the time of purchase as cash equivalents.

Cash is held on deposit in demand accounts with banks. This includes a balance with the New York branch of Australia and New Zealand Banking Group Limited (the Parent Bank), refer Note "Related Party Transactions" for related party transactions.

(4) Securities Owned

The securities held by the Company are comprised of a rolling portfolio of US Treasury Bills ("T-Bills"). T-Bills are short-term U.S. government debt obligations with a maturity of one year or less, sold at a discount from the face value of the bill.

Securities held are recorded at fair value. T-Bills are actively traded in the marketplace, and the reported fair values are determined based on quoted market prices with no adjustments. This represents Level 1 of the Fair Value Hierarchy under Account Standards Codification (ASC) Topic 820, Fair Value Measurement.

T-Bills are short-term U.S. government debt and accordingly this portfolio is considered to carry minimal credit risk and does not give rise to a significant market risk or liquidity risk.

The portfolio held as of September 30, 2023 was as follows:

Fair value	$	40,570,780
Amortized cost		40,685,569
Face value	$	41,300,000
Weighted average remaining maturity		3.8 months

(5) Fails to Deliver and to Receive

As an introducing broker-dealer, the Company acts as an agent for the Parent Bank, liaising between it and U.S. customers. The Parent Bank performs execution, clearing, and settlement services for those securities transactions that are all made on a delivery versus payment basis or receipt versus payment basis (DVP/RVP). Transactions which do not settle by their contractual settlement date are recorded on the statement of financial condition as a Fails to deliver or a Fails to receive until the securities are delivered or received at their contractual amounts.

(6) Fixed Assets

The Company does not maintain or own any fixed assets. The furniture, fixtures, and equipment used in the daily operation are allocated pursuant to a services agreement from the Parent Bank's New York branch. The related expense is recognized as incurred, as part of Management and head office charges.

(7)   Employee benefits

The Company had no direct employees as of September 30, 2023. Its activities are supported by the New York Branch of the Parent Bank, refer Notes "Basis of Presentation" for further details.

The Company had direct employees at the beginning of the current financial year that were transferred to the Parent Bank's New York branch in December 2022. From the transfer effective date, the Company had no outstanding obligations in relation to those employees' retirement saving plans or deferred compensation into shares, as may apply.

(8)   Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, "Income Taxes". The Company records income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets, unless it is more likely than not that such assets will be realized.

In the current fiscal year, the Company's statutory tax rate was 26%, inclusive of the Federal tax rate of 21% and certain State and City income taxes, as applicable. New York State and New York City are where the Company is domiciled and principally where the Company is subject to state and local income taxes. In addition, tax liabilities arise in other States and primarily relates to sourcing of revenue.

The Company's effective tax rate for the tax year ended September 30, 2023 is 20%. This differs from the applicable statutory tax rate as stated above primarily as a result of a lower than expected state and local tax expense which, in this regard, also includes the reversal of a state and local specific reserve (addressed below).

The Company's tax returns for fiscal years ended September 30, 2020 to 2023 are generally open to examinations. During fiscal year ended September 30, 2023, New York City concluded an audit of the Australia and New Zealand Banking Group's combined tax returns (of which the Company is a member) filed for fiscal years ended September 30, 2016 to 2019. There were no adverse findings.

The Company continuously assesses its state and city tax liabilities taking into account ongoing developments pertaining to legislation changes as well as jurisprudence that potentially affects all industries. In turn, the Company has concluded that a reserve of $194,526, net of federal benefit recorded as a deferred tax asset, in place at fiscal year ended September 30, 2022 is no longer necessary. Accordingly, the reserve and corresponding deferred tax asset were reversed.

(9)   Commitments and Contingent Liabilities

The accrual amounts for legal contingencies are estimated in accordance with the probability of occurrence and reasonably estimable criteria of ASC Subtopic 450-20, "Loss Contingencies".

As of September 30, 2023, the Company was not involved in any significant pending court proceedings or regulatory actions, therefore no loss provisions have been recognized.

(10)   Subordinated Borrowings

At the beginning of the current financial year the Company had outstanding a Revolving Credit Facility (RCF) provided by the Parent Bank whereby the Parent Bank irrevocably agreed that the obligations of the Company, with respect to the payment of principal and interest, shall be subordinate to all claims of all other present and future creditors of the Company. This RCF had a principal amount of $100 million and scheduled maturity date

of November 6, 2024, as of September 30, 2022. The facility was subject to three month USD London Interbank Offered Rate (LIBOR) plus 65 basis points interest rate payable on the outstanding advances, with commitment fee payable on the undrawn balance. This RCF received approval from FINRA that it met FINRA's requirements for a satisfactory subordination agreement, and it was accordingly treated as part of capital in the computation of net capital under SEC Rule 15c3-1.

During the current year the Company and the lender agreed to early terminate the RCF, which was approved by FINRA and effective June 28, 2023. The Company initiated this termination based on an assessment of its current capital position and conclusion it was in its best economic interest.

There were no drawdowns during the year prior to termination of the agreement, however the Company was responsible for paying the commitment fee while the RCF was in place.

(11) Related Party Transactions

In the normal course of business, the Company conducts transactions with its Parent Bank and other related parties. No outstanding amounts as of September 30, 2023 have been written down or recorded as allowances, as they are considered fully collectible.

The following is a summary of amounts reflected in the financial statements that are a result of transactions with affiliated companies as of and for the year ended September 30, 2023:

	Note	Parent Bank	Other members of ANZ Group
Statement of financial condition, asset/(liability):			
Cash and cash equivalents	3	$ 618,533	–
Fails to deliver	5	7,244,207	–
Private placement and underwriting fees receivable	7	–	1,480,000
Fails to receive	5	$ (4,668,457)	–

(12) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company calculates its net capital requirement under the alternative method, which requires the Company to maintain minimum net capital of $250,000.

At September 30, 2023, the Company had net capital of $25,450,718 which was $25,200,718 in excess of its required net capital of $250,000, and as such, is in compliance with the required net capital in accordance with SEC Rule 15c3-1.

(13) Subsequent Events

The Company has evaluated subsequent events through the date the accompanying financial statements were issued, which was November 17, 2023. None were identified for inclusion in this report.